KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3 Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Endeavour Silver Corp.

We consent to the use of

• our Report of Independent Registered Public Accounting Firm dated February 24, 2020, addressed to the shareholders and board of directors of Endeavour Silver Corp. (the “Company”), on the consolidated financial statements of the Company which are comprised of the consolidated statements of financial position of the Company as at December 31, 2109 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes (the “consolidated financial statements”); and

• our Report of Independent Registered Public Accounting Firm dated February 24, 2020 on the effectiveness of internal controls over financial reporting as of December 31, 2019,

each of which is included in this annual report on Form 40-F of the Company for the year ended December 31, 2019.

Our report on the consolidated financial statements refers to changes in the accounting policy for leases in 2019 due to the adoption of IFRS 16, Leases.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-223560) on Form F-10 of Endeavour Silver Corp.

Chartered Professional Accountants

March 6, 2020

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to

KPMG LLP.